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Division of Corporation Finance Office of Technology U.S. Securities and Exchange Commission	FOIA Confidential Treatment Requested Under 17 C.F.R. § 200.83
100 F Street, N.E. Washington, D.C. 20549-6010

Attention:	Kathleen Krebs, Special Counsel
Jan Woo, Legal Branch Chief
David Edgar, Senior Staff Accountant
Kathleen Collins, Accountant Branch Chief

Re:	Zeta Global Holdings Corp.
Stock-Based Compensation
Amendment No. 1 to Draft Registration Statement on Form S-1 (File No. 333-255499)

Ladies and Gentlemen:

On behalf of Zeta Global Holdings Corp. (the “Company”), we submit this letter (this “Letter”) to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”).

The purpose of this Letter is to provide supplemental information to the Staff with respect to the accounting treatment for stock-based compensation for its consideration so that the Company may be in a position to print a preliminary prospectus as promptly as practicable. We are respectfully requesting confidential treatment for certain portions of this Letter pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. § 200.83. This Letter is accompanied by such request for confidential treatment because of the commercially sensitive nature of the information discussed in this Letter. A redacted letter will be filed on EDGAR, omitting the confidential information contained in this Letter.

The Company previously provided to the Staff information regarding historical awards of stock-based compensation, including the Company’s historical value determination and methodology, in its supplemental letter dated April 19, 2021 and in its May 4, 2021 comment response to the Staff’s letter dated April 30, 2021. The Company supplementally advises the Staff that, while not yet reflected in the Registration Statement, based on discussions with the Company’s Board of Directors (the “Board of Directors”) and reflecting the input from the lead underwriters for its initial public offering (“IPO”), the Company currently anticipates an approximate price range of $[***] to $[***] per share for the Company’s common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of approximately $[***] per share (the “Preliminary Assumed IPO Price”).

May 5, 2021

The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the lead underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

The Preliminary IPO Price Range was derived using a combination of valuation methodologies, including: (a) a comparison of public companies at a similar stage of market penetration; (b) a comparison of comparable company valuations and valuation increases at the time of their respective IPOs; (c) developments in the Company’s business; (d) input received from the Company’s “testing the waters” meetings; and (e) current market conditions.

The Preliminary IPO Price Range does not take into account the current lack of liquidity for the Company’s common stock and assumes a successful IPO with no weighting attributed to any other outcome for the Company’s business, such as remaining a privately held company or being sold in an M&A transaction. As is typical for IPOs, the Preliminary IPO Price Range was not derived using a formal determination of fair value, but was determined as a result of discussions among representatives of the Company’s management, Board of Directors and the underwriters.

The Company respectfully submits that its deemed per share fair values used to determine stock-based compensation expense for financial reporting purposes are reasonable and appropriate, based on a comparison of the projected equity values in IPO scenarios, in particular the Company’s most recent valuation on April 15, 2021, to the Company’s equity value at the Preliminary Assumed IPO Price.

We thank you in advance for your consideration of the foregoing. Please do not hesitate to contact me by telephone at (202) 637-2165 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joel H. Trotter
Joel H. Trotter of LATHAM & WATKINS LLP

cc:	David A. Steinberg, Zeta Global Holdings Corp.

Christopher Greiner, Zeta Global Holdings Corp.

Steven B. Vine, Zeta Global Holdings Corp.

Marc D. Jaffe, Latham & Watkins LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP

CONFIDENTIAL TREATMENT REQUESTED BY

ZETA GLOBAL HOLDINGS CORP.

ZETA-1002